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                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D. C. 20549

                         SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*


                       Haven Bancorp, Inc.
                        (Name of Issuer)


             Common Stock, par value $.01 per share
                 (Title of Class of Securities)


                          419352-10-9
                         (CUSIP Number)




Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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                               13G
CUSIP No.  419352-10-9                         Page 2 of 6 Pages


1.  NAME OF REPORTING PERSON
    SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

    Columbia Federal Savings Bank Employee Stock Ownership Plan


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a) ____
    (b) ____


3.  SEC USE ONLY



4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Employee benefit plan of a Delaware corporation.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER                          0
6.  SHARED VOTING POWER                        0
7.  SOLE DISPOSITIVE POWER                     0
8.  SHARED DISPOSITIVE POWER             343,227


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON - 343,227


10. CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                      ----


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    7.9% of 4,325,407 shares of Common Stock outstanding as of December 31, 1996


12.  TYPE OF REPORTING PERSON*

     EP

*SEE INSTRUCTION BEFORE FILLING OUT!
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                                               Page 3 of 6 Pages

ITEM 1(a)
Name of Issuer:  Haven Bancorp, Inc. ("Company")


ITEM 1(b)
Address of Issuer's Principal Executive Office:
          93-22 Jamaica Avenue
          Woodhaven, NY  11421

ITEM 2(a)
Name of Person Filing:
     ESOP Committee of the Board of Directors of Columbia Federal
     Savings Bank

ITEM 2(b)
Address of Principal Business Office:  c/o Haven Bancorp, Inc.
                                       93-22 Jamaica Avenue
                                       Woodhaven, NY 11421

ITEM 2(c)
Citizenship:  Employee benefit plan of Delaware corporation.


ITEM 2(d)
Title of Class of Securities:
      Common stock, par value $.01 per share ("Common Stock").

ITEM 2(e)
CUSIP Number:  419352-10-9

ITEM 3
The person filing is an:
(f) Employee Benefit Plan, or pension fund which is subject to the provisions of the Employee Retirement Income Security Act or 1974 or an endowment fund.

ITEM 4
Ownership:

The following information with respect to the Plan's ownership of Common Stock is provided as of December 31, 1996. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

      (a) Amount Beneficially Owned. . . . . . 343,227

      (b) Percent of Class . . . . . . . . . . . 7.9%

      (c) Number of shares as to which
          such person has:
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                                               Page 4 of 6 Pages

          (i) sole power to vote or to
              direct the vote . . . . . . . . . . .  0

         (ii) shared power to vote or to
              direct the vote. . . . . . . . . . . . 0

        (iii) sole power to dispose or to
              direct disposition of . . . . . . . .  0

         (iv) shared power to dispose or to
              direct disposition of  . . . . . 343,227

The Plan was adopted by the Board of Directors of the Company, effective as of January 1, 1993, and is intended to be a tax-qualified plan under the Internal Revenue Code of 1986. The Plan is administered by the ESOP Committee ("Committee") of Columbia Federal Savings Bank ("Bank"), which is a wholly-owned subsidiary of the Company. The Committee currently consists of three directors of the Bank, and the assets of the Plan are held in a trust ("Trust") for which Chase Manhattan Bank serves as trustee ("Trustee").

Pursuant to the written plan document governing the Plan ("Plan Document"), each Participant in the Plan ("Participant") is entitled to direct the Trustee as to the manner in which Common Stock held by the Plan and allocated to his or her account is voted on all matters on which shareholders of the Company may vote. Any unallocated Common Stock is generally required to be voted by the Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. Each Participant also has the right to direct whether Common Stock held by the Plan and allocated to his or her account should be delivered by the Trustee in response to a tender offer made to holders of Common Stock and to direct the assertion of dissenters' rights with respect to any matter in which holders of Common Stock have the right to assert such rights. Any unallocated Common Stock is generally required to be delivered by the Trustee in response to a tender offer, and dissenters' rights with respect to such unallocated Common Stock are required to be asserted, in the same proportion as Common Stock which has been allocated to Participants. The Committee shares dispositive power over Common Stock held under the Plan as, pursuant to the Plan Document and Trust Agreement, the Committee can direct the Trustee to purchase or sell shares of Common Stock if it considers such action to be in the interests of the Participants. Notwithstanding the foregoing, the Trustee is required to vote or deliver, or to assert dissenters' rights with respect to, all unallocated Common Stock in a manner determined by the Trustee to be in the best interests of Participants and their beneficiaries. As of December 31, 1996, of the 343,227 shares of Common Stock held by the Plan, 123,502 were allocated to the accounts of Participants.
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                                               Page 5 of 6 Pages

ITEM 5
Not applicable.

ITEM 6
Dividends declared on Common Stock held by the Plan which have been allocated to the account of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock or distributed to Participants in accordance with and at such time as provided in the Plan Document. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times as provided in the Plan Document. Dividends declared on Common Stock held by the Plan and not allocated to the account of a Participant are used to repay any loan made to the Plan for the purpose of enabling it to purchase Common Stock. No Participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, a number of shares held by the Plan which exceeds 5% of the Common Stock issued and outstanding as of the date hereof.

ITEM 7
Not applicable.

ITEM 8
Not applicable.

ITEM 9
Not applicable.

ITEM 10
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.












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                                               Page 6 of 6 Pages





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



COLUMBIA FEDERAL SAVINGS BANK EMPLOYEE STOCK OWNERSHIP PLAN

By:  ESOP Committee of Columbia Federal Savings Bank



By  /s/ Robert L. Koop
   ------------------------        Date:  February 13, 1997
     Robert L. Koop
     Member



By  /s/ Joseph A. Ruggiere
   ------------------------        Date:  February 13, 1997
     Joseph A. Ruggiere
     Member



By  /s/ Robert M. Sprotte
   ------------------------        Date:  February 13, 1997
     Robert M. Sprotte
     Member